UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment #1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CLARIENT, INC.

(Name of Subject Company)

CLARIENT, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 180489106 and 180 RESTR

Series A Convertible Preferred Stock: Not applicable

(CUSIP Number of Class of Securities)

Ronald A. Andrews

Chief Executive Officer and Vice Chairman

31 Columbia

Aliso Viejo, California 92656

(949) 425-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

W. Alex Voxman

R. Scott Shean

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Clarient, Inc. (the “Company” or “Clarient”) filed with the Securities and Exchange Commission on November 5, 2010 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Crane Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of General Electric Company, a New York corporation (“General Electric”), disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 5, 2010, as amended, to purchase all of the outstanding common stock, par value $0.01 per share (the “Common Shares”), and all of the outstanding Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares” and, together with the Common Shares, collectively, the “Shares”), at a price of $5.00 per Common Share (the “Common Offer Price”) and $20.00 per Preferred Share (the “Preferred Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated November 5, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The disclosures in the Schedule 14D-9 appearing in Item 2 in the second and third paragraphs under the heading “Tender Offer” are amended and restated in their entirety to read as follows:

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 22, 2010, as amended on December 3, 2010 (as further amended or supplemented from time to time, the “Merger Agreement”), by and among General Electric, Purchaser and Clarient. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into Clarient (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, each Share (other than Shares owned by General Electric, Purchaser or any of their respective wholly-owned subsidiaries, any Company subsidiary or in the treasury of the Company, and other than Shares held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the Delaware General Corporation Law (“DGCL”)) will be converted into the right to receive the Common Offer Price or the Preferred Offer Price, as applicable, net to the seller in cash, without interest and less any required withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), Clarient will continue as an indirect wholly-owned subsidiary of General Electric (after the Completion of the Merger, Clarient is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the Amendment to the Merger Agreement is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Thursday, December 16, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The disclosures in the Schedule 14D-9 appearing in Item 3 under the headings “Arrangements between the Company and its Executive Officers, Directors and Affiliates — Consideration for Shares Tendered Pursuant to the Offer” and “Arrangements between the Company and its Executive Officers, Directors and Affiliates — Summary of Potential Payments” are amended to delete the following words: “which is the scheduled expiration of the Offer,”.

Item 4.	The Solicitation or Recommendation.

The disclosures in the Schedule 14D-9 appearing in Item 4 are amended and supplemented to add the following paragraph immediately above the heading “Background of the Offer”: “A press release dated December 3, 2010 issued by Clarient relating to the Offer is included as Exhibit (a)(2)(G) to this Schedule 14D-9 and is incorporated herein by reference.”

The disclosures in the Schedule 14D-9 appearing in Item 4 under the headings “Background of the Offer,” “Certain Financial Forecasts,” and “Opinion of Goldman Sachs” are amended and restated in their entirety to read as follows:

Background of the Offer.

From time to time, Clarient has considered various potential strategic options to enhance stockholder value. The possibilities considered have included selling Clarient to a third party, acquiring other companies with diagnostic assets, acquiring or licensing strategic diagnostics assets, merging with a similar size company and continuing as a standalone company.

In October 2009, a representative of Goldman, Sachs & Co. (“Goldman Sachs”) contacted Ronald Andrews, Clarient’s Chief Executive Officer, to discuss a potential strategic transaction with Potential Purchaser #1 and Clarient’s interest in such a transaction. Mr. Andrews responded that although Clarient was not pursuing a strategic transaction, it would not rule out the possibility of a strategic transaction if a potential purchaser offered a sufficiently high price that properly valued Clarient’s future pipeline and growth prospects. Following this discussion, a representative of Goldman Sachs introduced Mr. Andrews to representatives of Potential Purchaser #1.

In January 2010, Mr. Andrews met with representatives of Potential Purchaser #1. This meeting was followed by telephonic meetings between representatives of Goldman Sachs and Potential Purchaser #1 and between Mr. Andrews and representatives of Potential Purchaser #1 in January and February of 2010. During these meetings, the representatives of Potential Purchaser #1 expressed interest in obtaining additional information about and conducting a due diligence review of Clarient and in potentially pursuing a strategic transaction with Clarient. Mr. Andrews updated the members of Clarient’s Board of Directors regarding Potential Purchaser #1’s interest in a potential strategic transaction, and the Board members agreed that Mr. Andrews should continue such discussions with Potential Purchaser #1. In March 2010, representatives of Potential Purchaser #1 met with Mr. Andrews and other members of Clarient’s executive management team to learn more about the Company’s business, and the diagnostic services business generally.

On March 9, 2010, representatives of Potential Purchaser #2 contacted Mr. Andrews to discuss a potential agreement to distribute Clarient test kits outside of the United States. During that discussion, Mr. Andrews suggested the possibility of a sale of some or all of Clarient in the near future.

Mr. Andrews provided regular updates to Clarient’s Board with respect to the status of discussions with Potential Purchaser #1 and Potential Purchaser #2, and on April 14, 2010, Clarient’s Board met with representatives of Goldman Sachs and members of executive management. At this meeting, representatives of Goldman Sachs presented their credentials and provided an overview of the market environment and Clarient’s stock performance relative to the market generally and relative to companies in the diagnostic industry. They also provided a list of 19 companies that might have interest in a strategic transaction with Clarient. Goldman Sachs also discussed with the Board its view that the most likely purchasers of Clarient would be strategic purchasers rather than private equity firms or other financial purchasers because financial purchasers would likely have difficulty doing a leveraged buy out of the Company. In addition, they reviewed several alternatives available to the Board if the Board decided to conduct a process with respect to a strategic transaction (including exclusive negotiations with a single bidder, a limited market check following receipt of an offer, or a formal auction process) and discussed certain advantages and disadvantages of each alternative. Following this meeting, Clarient’s Board authorized members of executive management to continue discussions with Potential Purchaser #1 and Potential Purchaser #2.

Subsequent to the April 14, 2010 Board meeting, representatives of Potential Purchaser #2 informed the Company that they were interested in exploring the possibility of a strategic transaction with Clarient, and on May 6, 2010, Potential Purchaser #2 commenced a due diligence review of the Company.

In May 2010, members of Clarient’s executive team held several separate in-person and telephonic meetings with representatives of Potential Purchaser #1 and Potential Purchaser #2 to provide them with additional information regarding Clarient’s business, to respond to due diligence questions and to discuss a potential strategic transaction. Among the information provided to Potential Purchasers #1 and #2 in May 2010 was a long-range financial plan originally prepared and presented to the Board in December 2009 prior to the acquisition of Applied Genomics, Inc. (“AGI”) by Clarient, and updated by Clarient’s management in February 2010 to incorporate management’s then-current expectations regarding the integration of AGI’s product pipeline and operations. The updates made in February 2010 were not presented to or reviewed by the Board and, accordingly, were not subject to the typical review process that Clarient uses for its annual long-term financial plan. This long-range financial plan was necessarily based on information available to and assumptions made by management when it was prepared in February 2010 and forecasted revenue of $154.9 million in 2011, $196.8 million in 2012, $246.5 million in 2013, $291.1 million in 2014 and $342.0 million in 2015 and net income of $21.1 million in 2011, $33.9 million in 2012, $52.1 million in 2013, $71.2 million in 2014, and $90.0 million in 2015. A number of the assumptions and facts that were used to create the February 2010 long-range plan have since become outdated and unreliable based on subsequent events and information not previously available to management. For example, in February 2010, Clarient did not have historical financial data regarding its newly launched Pulmotype product, and subsequent historical financial data has allowed Clarient to refine its projections for that product. Also at that time, management planned to introduce both the Insight DX breast cancer test and AGI’s Mammostrat product, even though the two tests had overlapping functionality and the Insight DX test was subsequently discontinued by Clarient in favor of the Mammostrat test. There were also significant regulatory changes which occurred after the February 2010 long-range financial plan was created. In March 2010, the United States Congress passed sweeping changes to the healthcare system in the United States which led to administrative proposals and regulations that caused Clarient’s management to revise its revenue and cost expectations for the future. Also on June 17, 2010, the United States Food and Drug Administration (“FDA”) issued proposed regulations that, if enacted, could subject lab developed tests such as the tests provided by Clarient to FDA oversight and approval before they can be sold, which would substantially increase Clarient’s future costs and delay the launch of new products. The February 2010 long-term financial plan also assumed that Clarient’s net operating loss carry forwards would continue to shield its income from taxation through the end of the forecast period in 2015, even though the projected income would completely offset Clarient’s net operating loss carry forwards prior to that date. As a result of these changes and developments, the February 2010 long-range financial plan became outdated and unreliable by September 2010, when the Board instructed management to create a new long-range financial plan, as discussed below.

During the same period that these discussions with Potential Purchaser #1 and Potential Purchaser #2 were ongoing, on May 7, 2010, Mike Jones, Executive Vice President of Business Development of GE Healthcare, a division of General Electric, contacted Mr. Andrews to inquire as to whether Mr. Andrews would be available to meet with him and Jeffrey Immelt, the Chief Executive Officer and Chairman of General Electric Company, to discuss the possibility of a strategic transaction between General Electric and Clarient. Mr. Andrews advised Clarient’s Board of Mr. Jones’ invitation, and the Board members agreed that Mr. Andrews should meet with representatives of General Electric. On May 25, 2010, Mr. Andrews met with Mr. Jones and Mr. Immelt and advised them that Clarient would be open to considering a strategic transaction, but only at a significant premium to the then current market value of the Company’s common stock, which fully valued the Company’s future growth prospects and pipeline.

On June 6, 2010, Clarient entered into a confidentiality agreement with General Electric in order to facilitate further discussions and the exchange of confidential information in contemplation of a potential strategic transaction.

On June 9, 2010, General Electric was first granted access to Clarient’s electronic due diligence datasite. On June 14, 2010, members of Clarient’s executive team met with representatives of General Electric at Clarient’s facilities to provide General Electric with an overview of Clarient’s business and to discuss a potential strategic transaction. Representatives of General Electric were also provided with the long-range financial forecasts previously provided to Potential Purchasers #1 and #2 in May 2010.

On or about June 18, 2010, representatives of Potential Purchaser #1 advised Clarient that they had decided not to pursue a transaction with Clarient at that time because they had determined that it was not consistent with their current strategic focus. The following week, on or about June 23, 2010, representatives of Potential Purchaser #2 advised Clarient that based on their valuation of the Company, they were not going to make an offer. Potential Purchaser #2 did not disclose to Clarient the amount that it would be willing to pay to acquire Clarient.

On June 24, 2010, members of Clarient’s executive team met with Potential Purchaser #3, which was initially solicited and introduced to Clarient by representatives of Goldman Sachs, to discuss a potential strategic or other transaction between Potential Purchaser #3 and Clarient.

Mr. Andrews regularly updated Clarient’s Board with respect to the ongoing discussions with potential acquirors, and, in light of those ongoing discussions, the Board determined that Clarient should formally retain Goldman Sachs as its financial adviser in connection with a possible strategic transaction. On July 1, 2010, Clarient formally engaged Goldman Sachs as its financial advisor. Following their engagement, representatives of Goldman Sachs held separate telephonic meetings with representatives of General Electric, Potential Purchaser #1, Potential Purchaser #2 and Potential Purchaser #3 to discuss whether any of those parties would be interested in participating in an acquisition process to acquire Clarient.

On July 7 and 8, 2010, members of Clarient’s executive team met with representatives of General Electric to continue discussions regarding a potential strategic transaction and to provide additional due diligence information regarding the Company.

On July 14, 2010, Clarient’s Board and Compensation Committee held their regular quarterly meetings. At this meeting, the Board received an update from representatives of Goldman Sachs with respect to the status of discussions to date with Potential Purchaser #1, Potential Purchaser #2, Potential Purchaser #3 and General Electric. In addition, at this meeting, representatives of Goldman Sachs provided an updated overview of the market environment and Clarient’s stock performance relative to the market generally and relative to companies in the diagnostic industry. Representatives of Goldman Sachs also provided a list of 14 companies that might have interest in a strategic transaction with Clarient.

In addition, at the July 14, 2010 meetings, the Board and Compensation Committee reviewed a summary of the principal terms of a proposed management retention plan. The summary of the proposed management retention plan had been prepared at the Compensation Committee’s request to address certain recommendations contained in reports and analyses provided in 2009 and 2010 to the Compensation Committee by Pearl Meyer & Partners (“Pearl Meyer”), an independent compensation consultant retained by the Compensation Committee. The Pearl Meyer reports had concluded, among other things, that the equity ownership levels in Clarient of Clarient’s senior management team were significantly lower than average levels of equity ownership of senior management of other companies that had been identified by Pearl Meyer. Since receipt of the initial Pearl Meyer report in July 2009, the Compensation Committee had been evaluating ways in which to increase the levels of equity ownership of senior management, and, consistent with the Compensation Committee’s objectives, the proposed management retention plan contemplated stock option and restricted stock awards to senior management over a three year period to increase the level of equity ownership of senior management to the ownership levels recommended by Pearl Meyer (levels equivalent to the 50th percentile of the other companies identified by Pearl Meyer). In addition, if a change in control of Clarient were to occur prior to the date that a participant in the retention plan had received all of the equity awards contemplated by the retention plan, that participant would be entitled to receive a payment that would approximate the economic value of all equity awards allocated to (but not yet received by) the participant under the plan. The Board directed the Compensation Committee to continue to evaluate the proposed retention plan and to work with outside counsel to prepare documentation with respect thereto for the Board’s consideration. The Board’s consideration of the management retention plan was initiated in response to the Compensation Committee’s evaluation of the compensation of Clarient’s management and the recommendations of Pearl Meyer, and it was not prompted by the potential sale of Clarient.

On July 23, 2010, representatives of Potential Purchaser #3 met telephonically with representatives of Goldman Sachs and indicated that Potential Purchaser #3 was interested in further exploring a strategic transaction with Clarient.

On July 27, 2010, Mr. Andrews met with a representative of Potential Purchaser #4 who had previously contacted him, to inquire whether Clarient would entertain the possibility of pursuing a strategic transaction. Mr. Andrews responded that Clarient would consider such a transaction but only if it were offered a sufficiently high price that properly valued Clarient’s future growth prospects and product pipeline. Potential Purchaser #4 did not thereafter contact Clarient with respect to any potential strategic transaction, other than through an inquiry to Goldman Sachs in October 2010 when Clarient was in exclusive negotiations with General Electric.

On July 29, 2010, the members of Clarient’s executive management team provided a presentation regarding the Company and its business to representatives of General Electric at the Company’s facilities.

On numerous occasions in August 2010, representatives of Goldman Sachs contacted representatives of Purchaser #1 and Purchaser #2 to discuss re-engaging in discussions regarding a strategic transaction with Clarient.

On August 11, 2010, with Clarient’s consent, representatives of Goldman Sachs contacted Potential Purchaser #5 to discuss whether Potential Purchaser #5 would be interested in pursuing a strategic transaction with Clarient. Potential Purchaser #5 indicated that it was not interested in acquiring a company in Clarient’s industry at the time.

On August 18, 2010, representatives of General Electric informed representatives of Goldman Sachs orally that General Electric’s preliminary valuation of Clarient indicated a potential purchase price within the range of $4.50-$4.75 per fully diluted share of common stock.

On August 20, 2010, Clarient’s Board met telephonically. Mr. Andrews provided an update on the oral indication of value that had been received from General Electric and on the most recent discussions between representatives of Goldman Sachs and Potential Purchaser #2, Potential Purchaser #3 and Potential Purchaser #5. Based on input received from executive management regarding the long-term prospects of Clarient, several of the Board members believed that the General Electric price range did not adequately value the Company. Accordingly, the Board directed Goldman Sachs and executive management to continue discussions to try to obtain a more favorable proposal.

On August 30, 2010, representatives of Potential Purchaser #3 visited the Company’s facilities to begin a due diligence review of the Company. Later, on September 3, 2010, representatives of Potential Purchaser #3 were first given access to Clarient’s electronic due diligence datasite, which contained the long-range financial forecasts previously provided to Potential Purchasers #1 and #2 in May 2010 and to General Electric on June 9, 2010

In late August 2010, at Clarient’s request, representatives of Goldman Sachs contacted representatives of Potential Purchaser #1 and Potential Purchaser #2 to inform them that they would need to act quickly to make a proposal with respect to a strategic transaction if they were interested in pursuing such a transaction.

On August 31, 2010, Clarient’s Board held a telephonic meeting. Representatives of Goldman Sachs updated the Board on recent discussions with the various potential purchasers, and the Board directed Goldman Sachs to continue to pursue those discussions. Following that presentation, representatives of Latham & Watkins LLP (“Latham & Watkins”), which had been engaged as outside legal counsel to advise Clarient with respect to the sale process, made a presentation to the Board concerning the Board’s fiduciary duties in the context of a sale of Clarient. The Board members discussed, among other things, potential conflicts of interest of members of the Board in connection with a potential sale of the Company and whether a special committee should be formed in connection with the sale process. The Board was aware that Safeguard had a significant common stock ownership interest in the Company, Oak had a significant convertible preferred stock ownership interest in the Company and Mr. Andrews had compensation arrangements with the Company, certain of which could be impacted by a change of control of the Company. After discussion, the Board members concluded that the interests of the directors designated by Safeguard and Oak would be aligned with the interests of all stockholders in the context of a sale transaction because Safeguard and Oak shared the interest of all stockholders in obtaining the highest sale price for Clarient. The Board also concluded that Mr. Andrews’ compensation arrangements did not impair his ability to independently evaluate a sale of the Company and act in the best interests of the Company’s stockholders. In addition, each director confirmed that he or she had no conflict of interest with respect to a potential sale of the Company that would impair his or her ability to independently evaluate any potential sale or to act in the best interests of the Company’s stockholders. Based on these conclusions and confirmations, the Board determined that any potential sale transaction should appropriately be considered by the full Board.

On September 7, 2010, Clarient’s Board held a telephonic meeting. Representatives of Goldman Sachs updated the Board with respect to discussions with various potential purchasers, including General Electric, and the Board directed Goldman Sachs to continue to pursue discussions with the potential purchasers with whom discussions had commenced, including General Electric, and to also conduct an additional market check by contacting representatives of Potential Purchaser #6, Potential Purchaser #7 and Potential Purchaser #8. These potential purchasers were among the companies that the Company and Goldman Sachs believed to be among the most likely candidates to make a competitive offer to purchase Clarient. Representatives of Goldman Sachs advised the Board that General Electric had requested a meeting with members of the Board and executive management to discuss a strategic transaction the week of September 13. The Board determined that such a meeting would be premature and directed Goldman Sachs to advise General Electric’s representatives that any such meeting would be conditioned on receipt of a written proposal from General Electric with respect to the proposed principal terms of a strategic transaction. The Board also directed the executive management team to prepare an update of Clarient’s long-range financial plan for the Board’s review in connection with its deliberations regarding the sale process. Management undertook to prepare a long-range financial plan, but noted that the timing of preparation of its long-range financial plan is typically later in the year and that it would, therefore, be challenging to prepare a definitive long-range financial plan in a short timeframe.

Following the September 7, 2010 Board meeting, representatives of Goldman Sachs contacted representatives of Potential Purchaser #1, Potential Purchaser #2, Potential Purchaser #3, Potential Purchaser #6, Potential Purchaser #7 and Potential Purchaser #8 to gauge their interest in pursuing a strategic transaction with Clarient. At the direction of Clarient, representatives of Goldman Sachs requested that each potential purchaser interested in pursuing a strategic transaction be in a position to make an offer within a three-week period.

On September 9, 2010, the Board engaged Abrams & Bayliss LLP (“Abrams & Bayliss”) as its Delaware counsel.

On September 10, 2010, Clarient’s Board held a telephonic meeting. Representatives of Goldman Sachs updated the Board on the status of discussions with potential purchasers, including General Electric.

Representatives of Goldman Sachs advised the Board that General Electric remained interested in scheduling a meeting with certain Board members and members of the executive management team during the week of September 13, 2010. The Board members determined that Clarient should finalize its long-range financial plan prior to any such meeting and that such a meeting would, in any event, not be appropriate unless General Electric submitted a written proposal to Clarient with respect to the proposed principal terms of a strategic transaction. Representatives of Goldman Sachs advised the Board that Potential Purchaser #3 remained interested in continuing its due diligence and pursuing a strategic transaction. In addition, representatives of Goldman Sachs informed the Board that representatives of Potential Purchaser #7 and Potential Purchaser #8 had scheduled internal meetings to consider whether to pursue a strategic transaction, but that representatives of Potential Purchaser #1 and Potential Purchaser #2 had advised Goldman Sachs that they would not be in a position to make a proposal to acquire Clarient for a purchase price of $5.00 per common share or more and that representatives of Potential Purchaser #6 had indicated they would not be in a position to make a proposal with respect to a strategic transaction within the time period that had been requested. Mr. Andrews advised the Board that he had been separately contacted by investment bankers representing Potential Purchaser #9 with respect to its interest in considering a strategic transaction with Clarient. The Board directed representatives of Goldman Sachs and executive management to continue discussions with the potential purchasers that remained interested in pursing a potential strategic transaction with the Company.

At the September 10, 2010 Board meeting, Board members also reviewed a preliminary draft of a long-range financial plan that had been prepared by management. Management reported to the Board that this plan involved relatively optimistic assumptions regarding the Company’s two primary pipeline products and pricing of existing products. Following a lengthy review and discussion, the Board members concluded that several assumptions contained in the draft long-range financial plan did not adequately take into account risks and potential delays in introducing new service offerings contemplated by Clarient, including the Mammostrat and taxane tests, which accounted for a significant percentage of Clarient’s estimated future revenue growth. These risks included the uncertain impact of health insurance reform on Clarient’s business, the ability of Clarient to obtain individual CPT reimbursement codes and intellectual property protection for its new service offerings, the timing of inclusion of the new service offerings in the National Comprehensive Cancer Network (“NCCN”) guidelines, Clarient’s ability to penetrate the marketplace and the effect of competition and the regulatory environment on pricing of the new service offerings. In addition, as a result of this review and discussion, Board members observed that the draft long-range financial plan did not include, or likely underestimated, certain expenses that Clarient would be likely to incur in future years, including expenses arising under the proposed management retention plan (which had not been included in the draft long-range financial plan), marketing and market development expenses commensurate with the Company’s growth trajectory, and anticipated research and development and general and administrative expenses. Because of the deficiencies in this interim draft of the long-range financial plan noted by the Board, neither General Electric nor any of the Potential Purchasers were given access to this draft, and Goldman Sachs was instructed not to rely upon it. The Board directed management to prepare a revised draft of the long-range financial plan for the Board’s review with adjustments to address the issues that had been raised during the meeting.

On September 13, 2010, representatives of Goldman Sachs held a telephonic meeting with representatives of Potential Purchaser #7 and were advised that Potential Purchaser #7 was not interested in pursuing a transaction with Clarient.

On September 15, 2010, Clarient’s Board held a telephonic meeting. Mr. Andrews informed the Board that General Electric intended to deliver a letter to Clarient later in the day expressing its interest in acquiring the Company for $4.50-$4.75 per fully diluted share of common stock and that, subject to the Company’s receipt of such a letter, a meeting had been scheduled on September 17, 2010 among Ms. Lamont, Mr. Boni and Mr. Slattery, members of Clarient’s Board, members of Clarient’s executive management team and senior executives of General Electric, including Mr. Immelt and Mr. Jones. In addition, Mr. Andrews informed the Board that Potential Purchaser #9 had executed a confidentiality agreement on September 13, 2010 and was expected to begin reviewing confidential, non-public information regarding Clarient. He also advised the Board that representatives of Purchaser #3 continued to express interest in pursuing a strategic acquisition with Clarient, continued to actively review information on Clarient’s electronic due diligence datasite and had requested the Company’s revised long-range financial plan. Mr. Andrews also noted that the Company had not had any further communications with Potential Purchaser #8.

Thereafter, the Board members reviewed in detail a revised draft of Clarient’s long-range financial plan that had been prepared by management after taking into account the issues raised during the Board’s September 10, 2010 meeting. Management reported to the Board that this plan involved relatively conservative assumptions regarding the Company’s two primary pipeline products and pricing of existing products. Principal differences in key assumptions underlying the revised draft of the long-range financial plan from those contained in the draft that had been presented to the Board on September 10, 2010 included a delay (in each case by one year) in the date that the Mammostrat and taxane service offerings were expected to be included in the NCCN guidelines (and corresponding delays in the expected market penetration and ability to obtain favorable reimbursement for those service offerings); a reduction in gross margin during the period covered by the plan to reflect the likely impact of the delay in launching Clarient’s higher margin, proprietary service offerings; higher assumed rates of price erosion with respect to certain service offerings to address the impact of the uncertain regulatory environment and competitive landscape as well as the current reimbursement experience of the Company with respect to molecular tests; the inclusion of expenses associated with the management retention plan being considered by the Board; and higher assumed marketing, research and development and general and administrative expenses. Following discussion, the consensus among the Board members was that the revised draft of the long-range financial plan contained several assumptions that were too conservative with respect to the timing of and estimated revenue streams from the Mammostrat service offering. In addition, the Board members believed that certain of the expense estimates in future years should be reduced to levels in between those reflected in this draft of the long-range financial plan and the draft of the long-range financial plan that had been presented at the Board’s September 10, 2010 meeting, but that other expense estimates (for example, relating to general and administrative expenses) should be further increased. Because of the deficiencies in this draft of the long-range financial plan noted by the Board, neither General Electric nor any of the Potential Purchasers were given access to this draft, and Goldman Sachs was instructed not to rely upon it. The Board members directed executive management to further update the long-range financial plan to address these issues.

On September 16, 2010, Mr. Andrews received a letter from the Chief Executive Officer of Potential Purchaser #3 expressing its interest in making a formal, nonbinding bid to purchase Clarient. The letter indicated that Potential Purchaser #3 would be prepared to make a bid soon after it received Clarient’s revised long-range financial plan. The letter further indicated that Potential Purchaser #3 had retained a financial advisor to advise it with respect to a potential transaction with Clarient.

On September 17, 2010, Clarient’s Board received reports by Mr. Andrews and representatives of Goldman Sachs on the status of discussions with potential purchasers. In particular, they informed the Board:

•	of the contents of the letter received from Potential Purchaser #3 on September 16, 2010 and their further discussions with Potential Purchaser #3;

•	that Potential Purchaser #2 and Potential Purchaser #7 had informed Goldman Sachs that they would not be making an offer;

•	that Proposed Purchaser #6 was not prepared to make an offer having a value that would be acceptable to the Company;

•	that Potential Purchaser #8 and Potential Purchaser #9 were interested in pursuing further discussions; and

•	that they expected to receive a written proposal with a price range from General Electric later that day.

The Board directed the executive management team and representatives of Goldman Sachs to continue discussions with parties that remained interested in pursuing a potential strategic transaction. The Board members also discussed the possibility of contacting Potential Purchaser #4, which was a direct competitor of the Company and had been included on the list of potential acquirors prepared by Goldman Sachs. Potential Purchaser #4 had not been contacted to date because it was a direct competitor of the Company and management was concerned that the Company’s business could be materially harmed if a direct competitor such as Potential Purchaser #4 gained access to highly confidential information of the Company, including the fact that the Company was considering a strategic transaction. Following deliberations and discussions with executive management and Goldman Sachs, the Board concluded that the Company would not contact Potential Purchaser #4 at this time. The Board members took into account the potential competitive harm that could result to the Company’s business from such an outreach, that Potential Purchaser #4 had not expressed any further interest in a strategic transaction with the Company following the July 27, 2010 meeting between Mr. Andrews and a representative of Potential Purchaser #4 and that Potential Purchaser #4 was not likely to be willing the acquire the Company for more than $5.00 per share as it had not previously acquired any businesses at a revenue multiple as high as General Electric had offered to pay for the Company. The Board members also considered that Potential Purchaser #4 (as well as any other potential purchasers) would likely have an opportunity to make an offer to acquire the Company if the Company were to enter into a definitive agreement with respect to a strategic transaction with another party.

The Board then received a report from representatives of Goldman Sachs regarding market issues and Goldman Sachs’ preliminary financial analysis of Clarient based on the two preliminary drafts of the long-range financial plan described above that had been provided by management to Goldman Sachs. The Board members recognized that this preliminary financial analysis was based on preliminary drafts of Clarient’s long-range financial plan that contained assumptions that the Board and management had concluded were not reliable and did not reflect the Board’s or management’s latest and best estimates of Clarient’s future financial performance. Following Goldman Sachs’ presentation, the Board and management further discussed additional revisions to the preliminary drafts of the long-range financial plan and the Board directed management to prepare a revised draft of the long-range financial plan that best reflected the Board’s and management’s outlook for Clarient.

Later on September 17, 2010, Mr. Andrews received a letter from Mr. Jones, the Executive Vice President, Business Development of GE Healthcare expressing General Electric’s interest in acquiring Clarient for a price in the range of $4.50 to $4.75 per fully diluted share of common stock in cash.

In the afternoon of September 17, 2010, Clarient’s Board held another meeting by telephone. During this meeting, Mr. Andrews notified the Board of his receipt of the September 17 letter from General Electric. Based on receipt of this letter, the Board members agreed that the proposed meeting between representatives of General Electric and certain representatives of the Board and members of executive management should take place on September 20, 2010. Mr. Andrews then discussed the most recent draft of Clarient’s long-range financial plan, which had been circulated to the Board that day and which reflected changes to the two prior, preliminary versions of the long-range financial plan based on input from the Board at previous Board meetings. Following this discussion, the Board members agreed to further review the updated draft of the long-range financial plan over the weekend and that such plan should be approved before Mr. Andrews delivered it to General Electric and Potential Purchaser #3. This version of the long-range financial plan was also intended to be delivered to other potential purchasers which had a significant interest in purchasing Clarient, but no other potential purchaser demonstrated such interest following September 17, 2010. By September 19, 2010, each member of the Board had approved the revised long-range financial plan.

On September 20, 2010, Clarient’s Board was advised by Mr. Andrews that he had received approval for the September 17, 2010 version of the long-range financial plan from each member of the Board, and, accordingly, this version represented the final version of the long-range financial plan. Mr. Andrews informed the Board that the final long-range financial plan was provided to General Electric and Potential Purchaser #3 earlier that day. The Board was provided with an updated preliminary financial analysis by Goldman Sachs based on the final long-range financial plan that had been approved by the Board. Goldman Sachs led a discussion of the updated financial analysis. Thereafter, representatives of Goldman Sachs advised the Board that Potential Purchaser #3 had informed them that it would try to provide a letter containing an indication of interest and a price range later in the week. In addition, management advised the Board that Potential Purchaser #9 had executed a confidentiality agreement and had been provided access to Clarient’s electronic due diligence datasite earlier that day.

On September 20, 2010, Mr. Andrews, Dr. Pellini, Mr. Rodriguez, Ms. Lamont, Mr. Boni and Mr. Slattery met with representatives of General Electric, including Mr. Immelt and Mr. Jones, to discuss General Electric’s interest in a potential strategic transaction. During this meeting, Clarient’s representatives advised General Electric’s representatives that they remained interested in pursuing a strategic transaction with General Electric but encouraged General Electric to increase its price above the price range communicated in its September 17 letter. General Electric indicated that it would consider increasing the range of its potential purchase price to between $4.75 and $5.00 per fully diluted share of common stock in cash if Clarient was prepared to move forward with a transaction quickly. Mr. Andrews communicated the results of this meeting to the Board.

On September 21, 2010, Mr. Andrews spoke with representatives of Potential Purchaser #9 by telephone. Representatives of Potential Purchaser #9 indicated that they would not continue to pursue a transaction with Clarient.

On September 22, 2010, members of Clarient’s executive management team met with representatives of Potential Purchaser #3 to discuss due diligence issues and a potential transaction. On September 24, 2010, Mr. Andrews met with representatives of Potential Purchaser #3 by telephone and was informed by the representatives of Potential Purchaser #3 that they had not made a decision regarding the strategic fit of Clarient and their business. Accordingly, Potential Purchaser #3 indicated it would need more time before it could submit an offer to purchase Clarient.

On September 24, 2010, representatives of Potential Purchaser #10 called Mr. Andrews to discuss a potential transaction. However, these representatives indicated that Potential Purchaser #10 would not be able to visit the Company’s offices to begin their due diligence review until October 5, 2010. Mr. Andrews informed Potential Purchaser #10 that Clarient’s sale process was moving rapidly and that October 5, 2010 may be too late to begin due diligence efforts.

Later on September 24, 2010, Clarient’s Board met by telephone. At this meeting, representatives of Goldman Sachs informed the Board that Potential Purchaser #3 had expressed concerns about Clarient’s final long-range financial plan particularly with respect to Clarient’s ability to implement its Mammostrat service offering as projected therein. They also noted that Potential Purchaser #3 was uncertain about the strategic fit with Clarient and, accordingly, was unsure about proceeding with a transaction. Goldman Sachs also informed the Board that Potential Purchaser #9 had decided not to submit a proposal to purchase Clarient. Mr. Andrews also discussed the interest of Potential Purchaser #10 with the Board, noting that Potential Purchaser #10 had executed a confidentiality agreement but would be unable to have an initial meeting until October 5, 2010. Thereafter, Goldman Sachs updated the Board regarding General Electric’s indication that it would consider offering to purchase Clarient for a price in the range of $4.75 to $5.00 per fully diluted share of common stock in cash. The Board members discussed this price range and determined that they were unanimously in favor of continuing discussions with General Electric if General Electric would be willing to offer a price of $5.00 per fully diluted share of common stock. The Board members instructed Goldman Sachs and Mr. Andrews to inform General Electric of Clarient’s interest in pursuing a transaction at $5.00 per fully diluted share of common stock.

On September 25, 2010, Mr. Andrews and representatives of Goldman Sachs met with representatives of General Electric by telephone and indicated that Clarient would be interested in pursuing a transaction at $5.00 per fully diluted share of common stock.

On September 26, 2010, Mr. Andrews was informed by a representative of General Electric that General Electric would be willing to offer $5.00 per fully diluted share of common stock, conditioned on Clarient entering into exclusive negotiations with General Electric and subject to completion of General Electric’s due diligence review and negotiation of a definitive merger agreement.

Later on September 26, 2010, Clarient’s Board met by telephone. At this meeting, the Board discussed whether to enter into an exclusivity agreement with General Electric. The Board noted in this discussion that, during the course of the Company’s sale process to date, the Company or Goldman Sachs had discussions with 13 companies that had been identified by management and Goldman Sachs as having the greatest potential to propose a competitive bid to purchase Clarient, including all of such companies that management believed could complete an acquisition of Clarient without significant regulatory risk and which could be contacted without exposing Clarient to significant competitive risk. These 13 companies were Potential Purchasers 1 though 10, General Electric and two other companies that had contacts with Clarient or Goldman Sachs to discuss strategic relationships but were not interested in acquiring Clarient. The Board also noted that no party other than General Electric had made an offer to purchase Clarient or proposed a specific price or range of prices which it would be willing to pay for Clarient during this sale process and that no other potential purchaser was then demonstrating a significant commitment to purchase Clarient. The Board also considered that companies that had not been contacted would likely have the opportunity to make a superior proposal to acquire Clarient following execution of a definitive acquisition agreement, if one were executed. The Board concluded that, in light of these considerations and General Electric’s demand for exclusive negotiations as a condition to its willingness to pursue an acquisition of the Company for $5.00 per fully diluted share of common stock, it was in the best interests of the Company and its stockholders to enter into an exclusivity agreement with General Electric. Accordingly, the Board authorized management to enter into an exclusivity agreement with General Electric and to continue negotiations with General Electric to sell Clarient for $5.00 per fully diluted share of common stock.

From September 26, 2010 until September 30, 2010, representatives of Clarient and General Electric negotiated the terms of an exclusivity agreement. On September 30, 2010, Clarient entered into an exclusivity agreement with General Electric pursuant to which the Company agreed not to solicit or discuss acquisition proposals with third parties prior to 8:00 a.m. Eastern time on October 18, 2010. During the course of the exclusivity period, Clarient was contacted by Potential Purchaser #10 and Potential Purchaser #11, and Goldman Sachs was contacted by representatives of Potential Purchaser #4 and Potential Purchaser #11. Each of these parties was informed that Clarient was in a quiet period and not able to engage in discussions. During the course of the Company’s sale process, no party other than General Electric made an offer to purchase the Company or proposed a specific price or range of prices which it would be willing to pay for the Company.

On September 27, 2010, representatives of Clarient and General Electric began to discuss the structure and terms of General Electric’s proposed acquisition of the Company. During the week of September 27, 2010, General Electric proposed a two-step transaction involving a tender offer and a subsequent merger as the preferred structure for the transaction. In addition, General Electric indicated that it would request that each of Safeguard, Oak and Mr. Andrews would, concurrently with Clarient’s execution of the merger agreement, enter into tender and support agreements obligating these stockholders to tender their shares of Clarient’s stock to General Electric in the tender offer and to otherwise support the General Electric transaction.

From July 14, 2010 through October 5, 2010, Clarient’s Compensation Committee met on several occasions to review drafts of and further consider the proposed management retention plan that had been discussed at the July 14, 2010 Board meeting. During this period, the Committee also considered proposals to increase the amount of payments under the proposed management retention plan to offset the effect of excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended, that would likely arise if payments were made under the plan in connection with a change in control prior to the date that the equity awards contemplated under the plan were granted. The consensus among the members of the Committee was that no significant changes should be made to the plan as originally proposed. The Compensation Committee took no formal action with respect to the proposed management retention plan at any of these meetings, but the Committee members agreed that the structure and terms of the proposed plan should be communicated to representatives of General Electric.

Between October 4, 2010 and October 8, 2010, General Electric and its representatives conducted due diligence meetings with members of the Company’s management at Latham & Watkins’ offices.

On October 5, 2010, Clarient received from Sidley Austin, legal counsel for General Electric, an initial draft of a form tender and support agreement between General Electric, on the one hand, and each of Safeguard and Oak, on the other hand. This draft provided that Safeguard and Oak would be required to tender their shares of Clarient stock to General Electric in the proposed tender offer, vote their shares of Clarient stock in favor of the proposed merger with General Electric, vote their shares of Clarient stock against any competing transaction and not solicit any acquisition proposal from a third party. The draft also provided that, if Clarient’s Board changed its recommendation with respect to the General Electric tender offer or merger in accordance with the terms of the merger agreement, the foregoing restrictions on shares of Clarient stock held by Safeguard and Oak would only apply to the number of shares that collectively represented 35% of the outstanding shares of Clarient common stock on a fully-diluted basis. The draft also provided that General Electric would have an option to purchase shares of Clarient stock held by Safeguard and Oak that collectively constituted 35% of Clarient’s outstanding shares of common stock on a fully diluted basis for a price equal to the per share price provided in the merger agreement between General Electric and Clarient. In addition, the draft provided that the tender and support agreement would generally terminate concurrently with the termination of the merger agreement, except it would remain effective for a period of six months after termination of the merger agreement in certain circumstances related to a third party acquisition proposal.

On October 6, 2010, Latham & Watkins delivered an initial draft of the merger agreement to General Electric’s counsel. This draft contemplated an acquisition of Clarient through a tender offer for all of the outstanding shares of Clarient common stock and a subsequent merger.

On October 7, 2010, representatives of Clarient and General Electric met to discuss the terms of and parties to the proposed tender and support agreements and the terms of the proposed merger agreement. The Company’s representatives informed General Electric’s representatives that the requested options to purchase shares of Clarient stock held by Safeguard and Oak in the tender and support agreements were unacceptable to Oak and Safeguard and that the tender and support agreements must terminate concurrently with the termination of the merger agreement regardless of whether a third party acquisition proposal has been made. Representatives of General Electric indicated that General Electric would be willing to accept, in lieu of an option to purchase shares held by Safeguard and Oak, a “profit sharing” provision whereby 50% of any amount received by Oak and Safeguard in excess of the proposed merger consideration, whether such amount is received from a third party or General Electric, would be remitted to General Electric in any circumstance in which Clarient is obligated to pay a termination fee to General Electric pursuant to the merger agreement. Representatives of General Electric also proposed that the termination fee in the merger agreement be $24 million and that General Electric have three business days’ notice before the Board could change its recommendation with respect to the General Electric transaction or terminate the merger agreement to accept a superior proposal. The parties also discussed the proposed management retention plan that the Board had been contemplating adopting for several months. The Company’s representatives noted that the estimated cost of the proposed management retention plan was reflected in the long-range financial plan provided to General Electric, which estimated these expenses to be $0.3 million in 2010, $1.4 million in 2011, $2.7 million in 2012, $4.0 million in 2013, $3.7 million in 2014 and $3.0 million in 2015.

Between October 8, 2010 and October 21, 2010, representatives of Clarient and General Electric actively negotiated the terms of the merger agreement. Among the significant terms that were heavily negotiated were:

•	the amount of the termination fee;

•	the ability of Clarient to pay a portion of the termination fee over time in certain circumstances;

•	the covenants restricting Clarient’s ability to solicit and entertain third party proposals;

•	the conditions to General Electric’s obligation to accept shares in the tender offer;

•	the right of General Electric to receive three days’ notice prior to a change of recommendation or termination of the merger agreement by the Board;

•	the definition of Material Adverse Effect; and

•	the scope of, qualifications to and schedule of exceptions to Clarient’s representations and warranties and operating covenants.

Between October 8, 2010 and October 21, 2010, representatives of Clarient, Safeguard, Oak and General Electric actively negotiated the terms of the tender and support agreements. Among the significant terms that were heavily negotiated were the proposed profit sharing provisions, the termination provisions and no solicitation covenant. During these negotiations, General Electric agreed to modify the profit sharing provisions such that General Electric would receive 25% of the “profits” received by Oak and Safeguard only in the event that the shares are sold to a third party other than General Electric and the Company is obligated to pay a termination fee pursuant to the merger agreement. Safeguard and Oak were willing to agree to this profit sharing provision because they believed that the proposed offer price of $5.00 per fully diluted share of common stock from General Electric was attractive, that the profit sharing provision was a necessary inducement for General Electric to enter into a merger agreement with Clarient and that it was unlikely that any other purchaser would propose a higher price for Clarient. General Electric also agreed that the tender and support agreements would terminate in all cases no later than the termination of the merger agreement (other than certain provisions related to the sharing of profits and miscellaneous matters). In addition, General Electric agreed to modifications of the no solicitation covenant that would allow Safeguard and Oak to discuss unsolicited acquisition proposals from third parties to the same extent Clarient is able to have such discussions pursuant to the merger agreement. The parties also discussed the possibility of a tender and support agreement from Mr. Andrews, but ultimately agreed that Mr. Andrews would not provide such an agreement.

Between October 8, 2010 and October 21, 2010, representatives of Clarient and General Electric also discussed the Board’s desire to provide senior management with the benefits of the management retention plan that had been considered by the Board several months prior to the commencement of acquisition discussions between Clarient and General Electric. Representatives of General Electric informed Goldman Sachs that General Electric was unwilling to bear the costs related to the proposed management retention plan because General Electric did not believe the plan provided meaningful retention benefits to General Electric. In light of General Electric’s position, the Board deferred formal action on adopting the management retention plan so as to avoid any potential adverse impact on the $5.00 per fully diluted share of common stock offer price or the proposed transaction generally. Safeguard, Oak and the Board also believed it was important, however, to implement a retention plan with parameters consistent with those that had been previously discussed with management in order to enable Clarient to complete a merger with General Electric, to attract potential purchasers who were willing to pay more than General Electric to acquire Clarient, and to continue to incentivize management to manage Clarient in a manner that would maximize stockholder value, whether or not Clarient was acquired by General Electric or another potential purchaser. Recognizing that General Electric was unwilling to bear the costs of the retention plan as originally proposed and to address these objectives, representatives of Safeguard and Oak indicated a willingness to directly fund $10 million of the expense associated with the management retention plan from their proceeds received in the General Electric transaction if General Electric would absorb the remaining cost of the management retention plan. Despite this proposal from Oak and Safeguard, General Electric continued to resist absorbing any cost associated with the management retention plan. On October 20, 2010, representatives of Safeguard and Oak agreed to fund an additional $2 million towards a $12 million management retention plan, with Safeguard funding a total of $6.9 million and Oak funding the remaining $5.1 million. These commitments were documented in the form of letter agreements from Safeguard and Oak to Clarient that were executed on October 22, 2010. General Electric agreed that the Company would absorb up to $1,325,000 of excise taxes arising under Section 280G of the Internal Revenue Code of 1986, as amended (grossed up for any additional taxes imposed as a result of the Company’s payment of those taxes) that may directly or indirectly arise as a result of the payments contemplated under those letter agreements.

On October 7, 12, 14, 17 and 19, 2010, Clarient’s Board met by telephone to receive updates from the executive management team, Latham & Watkins and Goldman Sachs regarding the status of the merger agreement, the tender and support agreements, the management retention plan and various due diligence issues. During these meetings, the Board issued instructions to Latham & Watkins and Goldman Sachs regarding key issues under negotiation.

On October 20, 2010, all members of the Board met by telephone. At this meeting:

•	Representatives of Latham & Watkins advised the Board of its fiduciary duties in the context of a sale of Clarient;

•	Representatives of Goldman Sachs and Latham & Watkins discussed and reviewed the history of the sale process and the interest expressed by General Electric and the Potential Purchasers;

•

The Board considered whether to contact Potential Purchasers that had contacted the Company after the beginning of the exclusivity period with General Electric (in light of the fact that the exclusivity period had expired), but determined not to do so because the Board members believed such contact could jeopardize negotiations with General Electric, that it was unlikely that any other purchaser would propose a higher price for Clarient than $5.00 per fully diluted share of common stock, and that other potential purchasers would have an opportunity to make an offer to acquire the Company after the Company entered into a merger agreement with General Electric;

•	Representatives of Goldman Sachs reviewed Goldman Sachs’ financial analysis of the proposed transaction with General Electric;

•

Representatives of Latham & Watkins provided the Board with a detailed summary of the most recent drafts of the merger agreement and the tender and support agreements and noted that the amount and payment terms of the termination fee were the primary outstanding issues in the merger agreement and the percentage of profit sharing was the primary outstanding issue in the tender and support agreements;

•

Representatives of Latham & Watkins provided the Board with a detailed summary of the management compensation arrangements that were relevant to the proposed transaction with General Electric, including the proposed management retention letters between the Company and each of Safeguard and Oak;

•	Mr. Andrews updated the Board on Clarient’s financial condition and prospects as a standalone company as projected under Clarient’s long-range financial plan approved by the Board; and

•	The Board discussed the strategic alternatives available to Clarient other than a sale to General Electric.

At 2:15 p.m. Pacific Time on October 21, 2010, all members of the Board met to consider the proposed Merger Agreement and the Support Agreements. At this meeting:

•

Representatives of Latham & Watkins explained each of the changes to the merger agreement and tender and support agreements since the Board meeting on October 20, 2010, including General Electric’s agreement to reduction of the termination fee from $20 million to $18 million, General Electric’s agreement to the inclusion of a right of Clarient to delay payment of up to $6 million of the termination fee under certain circumstances and the agreement of Safeguard and Oak to share 25% of their profits from a third party bidders under the circumstances described in the tender and support agreements;

•

Representatives of Goldman Sachs delivered Goldman Sachs’ oral opinion to the Board, which opinion was later confirmed in the written opinion of Goldman Sachs, dated October 22, 2010, the date of the Merger Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and is affiliates) of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

After discussions with executive management, Latham & Watkins and Goldman Sachs, Clarient’s Board unanimously determined it was advisable, fair to and in the Company’s best interests and the best interests of its stockholders to enter into the Merger Agreement with General Electric and consummate the offer and the merger on the terms and conditions set forth therein. Clarient’s Board resolved unanimously to approve the Merger Agreement, the Offer and the Tender and Support Agreements.

In the morning of October 22, 2010, Clarient and General Electric executed the Merger Agreement and the parties to the Support Agreements executed the Support Agreements. Prior to the opening of the United States securities markets on October 22, 2010, Clarient and General Electric publicly announced the execution of the Merger Agreement.

Certain Financial Forecasts

Historically, the Company has prepared and provided public guidance as to certain of the Company’s projected annual financial performance measures with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. A press release containing the Company’s most recent public guidance as to financial performance for fiscal year 2010 was furnished to the SEC on Form 8-K on July 28, 2010.

In September 2010, the Company prepared certain limited financial analyses and forecasts regarding Clarient’s possible future operations which were contained in the Company’s final long-range financial plan dated September 17, 2010 (the “Financial Forecasts”). The Financial Forecasts were prepared at the direction of and approved by the Board of Directors, and were used by it in connection with its deliberations regarding a potential sale of the Company. The Financial Forecasts were also provided to General Electric, Potential Purchaser #3 and Goldman Sachs. The Financial Forecasts were prepared for use only by the Board of Directors, Goldman Sachs and potential purchasers and do not, and were not intended to, act as public guidance regarding the Company’s future financial performance.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Clarient’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, timing of new product launches, market size and growth rates, required investments, market share, future pricing and reimbursement rates, and levels of operating expenses, all of which are difficult to predict and many of which are outside of the Company’s control. The Financial Forecasts assume that Clarient would not expand its business outside of the United States during the forecast period because there were no immediate plans for such an expansion, which the Company believes would be speculative and risky. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Clarient or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Clarient or any of its advisors or representatives considered or consider the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of Clarient or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

Clarient’s stockholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Goldman Sachs, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below. All amounts are expressed in millions of dollars except for earnings per share.

Millions of Dollars (except per share data)	2010	2011	2012	2013	2014	2015
Revenue, net	$116.5	$152.9	$187.9	$232.3	$294.4	$351.0
Net income	$3.6	$12.3	$19.6	$32.9	$50.6	$49.9
Fully diluted earnings per share	$0.03	$0.11	$0.17	$0.27	$0.40	$0.38
Income from operations	$4.3	$13.8	$22.0	$36.9	$59.4	$84.2
Depreciation and amortization	$6.5	$7.2	$8.3	$8.7	$9.0	$9.4

EBITDA(1)	$10.8	$21.0	$30.3	$45.6	$68.5	$93.7

Increase in net working capital	$4.1	$10.9	$7.9	$10.3	$12.6	$12.9
Capital expenditures	$3.3	$5.4	$9.6	$8.1	$10.3	$12.3
Income tax provision	$0.4	$1.5	$2.4	$4.0	$8.8	$34.3

(1)	Amounts may not add due to rounding. “EBITDA” is defined by Clarient as income or loss from operations before depreciation and amortization expense. EBITDA as defined by Clarient may differ from non-GAAP measures used by other companies and is not a measurement under GAAP. Management believes that using EBITDA as a metric can enhance an overall understanding of Clarient’s expected financial performance from ongoing operations, and EBITDA was used by management for that purpose. Clarient believes that EBITDA is frequently used by analysts, investors and other interested parties in evaluating companies such as Clarient.

There are limitations inherent in non-GAAP financial measures such as EBITDA in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of Clarient’s recorded costs against its net revenue. Management compensates for these limitations in non-GAAP measures by also evaluating Clarient’s performance based on traditional GAAP financial measures. Accordingly, in analyzing Clarient’s future financial performance, investors should consider these non-GAAP results together with GAAP results, rather than as an alternative to GAAP basis financial measures.

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions, estimates and judgments as to future events and the probability of such events made by the Company’s management, including assumptions, estimates and judgments noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. The Financial Forecasts generally take into account estimated taxes and existing net operating loss carry forwards. Based on the Financial Forecasts, the Company’s net operating loss carry forwards would be completely offset by forecasted income in 2014, which would cause the Company to begin recognizing higher income tax expenses. As a result of these higher income taxes, forecasted net income declines slightly even though forecasted revenue increases in 2015. There can be no assurance that the assumptions, estimates and judgments used to prepare the Financial Forecasts will prove to be accurate, and actual results may differ materially from those contained in the Financial Forecasts. The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that such Financial Forecasts will be predictive of actual future results, and the Financial Forecasts should not be relied upon as such. The Financial Forecasts are forward-looking statements.

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read to do so.

Opinion of Goldman Sachs

Goldman Sachs rendered its oral opinion to the Company Board on October 21, 2010, which was subsequently confirmed in writing, that as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 22, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Shares should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	the Financial Forecasts prepared by the Company’s management, which were approved for Goldman Sachs’ use by the Company Board.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the shares of Company Common Stock; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostic services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the Financial Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any such evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to

Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of such transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth therein, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement or the relative merits of such transactions as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of its opinion, of the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of such shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated thereby, including, without limitation, the fairness of such transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transactions contemplated by the Merger Agreement, whether relative to the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of such shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion.

The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement, and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Common Shares should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 19, 2010 and is not necessarily indicative of current market conditions.

Selected Public Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the diagnostic services industry:

•	Bio-Reference Laboratories, Inc.

•	Celera Corporation

•	Genomic Health, Inc.

•	Laboratory Corporation of America Holdings

•	Myriad Genetics, Inc.

•	Quest Diagnostics Incorporated

Although none of the selected companies is directly comparable to the Company, Goldman Sachs selected the companies included based on its professional judgment because they are publicly traded companies based in the United States with operations in the diagnostic services and diagnostic products industries that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs calculated and compared various financial multiples and ratios based on the most recent publicly available financial data obtained from SEC filings and estimates obtained from the Institutional Brokers’ Estimates System (“IBES”). The multiples and ratios of the Company and the selected companies were calculated using the closing price of each company’s shares on October 19, 2010. With respect to the Company and the selected companies, Goldman Sachs calculated (1) enterprise value, which is the market value of common equity plus the book value of debt, less cash, and (2) enterprise value as a multiple of estimated sales for calendar years 2010, 2011 and 2012. The following table presents the results of this analysis:

Enterprise Value as a multiple of estimated sales	Selected Public Companies							Company
	Bio-Reference	Celera	Genomic Health	Laboratory Corporation	Myriad Genetics	Quest Diagnostics	Median
Y2010E	1.3x	1.2x	2.0x	1.9x	3.5x	1.6x	1.8x	3.7x
Y2011E	1.2x	1.0x	1.7x	1.9x	3.2x	1.6x	1.6x	3.0x
Y2012E	1.0x	0.9x	1.4x	1.8x	3.0x	1.5x	1.5x	2.6x

Goldman Sachs also calculated (1) earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest twelve months ended June 30, 2010 and (2) enterprise value as a multiple of (a) EBITDA for the latest twelve months ended June 30, 2010 and (b) EBITDA estimated for calendar years 2010 and 2011 based on IBES estimates. The following table presents the results of this analysis:

Enterprise Value as a multiple of estimated EBITDA	Selected Public Companies							Company
	Bio-Reference	Celera	Genomic Health	Laboratory Corporation	Myriad Genetics	Quest Diagnostics	Median
LTM	11.6x	N/M	N/M	8.2x	8.8x	7.2x	8.5x	N/M
Y2010E	10.0x	N/M	36.2x	7.8x	8.8x	7.4x	8.8x	48.6x
Y2011E	8.4x	N/M	17.6x	7.3x	8.1x	7.0x	8.1x	NA

Goldman Sachs also calculated the price-to-earnings ratios for estimated earnings in calendar years 2011 and 2012. The following table presents the results of this analysis:

Price/Earnings Ratio	Selected Public Companies							Company
	Bio-Reference	Celera	Genomic Health	Laboratory Corporation	Myriad Genetics	Quest Diagnostics	Median
Y2010E	18.5x	N/M	N/M	13.0x	18.2x	11.6x	15.6x	33.2x
Y2011E	14.2x	N/M	19.6x	12.0x	16.3x	10.5x	14.2x	22.0x

The analysis was undertaken to indicate how the common stock of the Company and the selected companies were then currently trading with respect to certain commonly used financial metrics and whether the shares of the Company were trading at a relative premium or discount to the selected companies.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostic services and diagnostic products industries with aggregate consideration in excess of $100 million since 2005. These transactions (listed by acquirer/target and date of announcement), the aggregate consideration and the aggregate consideration as a multiple of LTM sales were:

Date of Announcement	Acquirer	Target	Aggregate Consideration (in millions)	Aggregate Consideration as a Multiple of LTM Sales
September 2010	Laboratory Corporation of America Holdings	Genzyme Genetics, a business unit of Genzyme Corporation	$925	2.5x
July 2010	Fujirebio, Inc., a subsidiary of Miraca Holdings	Innogenetics NV	$112	NA
October 2009	Becton, Dickinson and Company	HandyLab, Inc.	$275	NA
June 2009	Laboratory Corporation of America Holdings	Monogram Biosciences, Inc.	$149	2.5x
January 2009	Gen-Probe Incorporated	Tepnel Life Sciences	$133	4.5x
July 2008	Solvay SA	Innogenetics NV	$316	3.6x
July 2007	Sonic Healthcare Ltd.	Sunrise Medical Laboratories, Inc.	$168	2.2x
June 2007	Roche	Ventana Medical Systems	$3,150	12.1x
April 2007	Quest Diagnostics Incorporated	Ameripath, Inc.	$2,000	2.4x
February 2007	EQT V	Dako	$1,285	4.3x
December 2006	Sonic Healthcare Ltd.	American Esoteric Laboratories, Inc.	$180	1.8x
October 2006	Danaher Corporation	Vision Systems Limited	$520	6.3x
August 2006	Becton, Dickinson and Company	Tripath Imaging Inc.	$350	3.7x
September 2005	AmeriPath, Inc.	Specialty Laboratories, Inc.	$301	2.0x

For the selected transactions, Goldman Sachs calculated and compared, using publicly available data, aggregate consideration as a multiple of last twelve months of sales for the target companies and the median price premia paid per share relative to the market closing price of the target companies on the day prior to announcement of the transactions and the market closing price of the target companies four weeks prior to announcement of the transactions. For two of the selected transactions (Fujirebio, Inc./Innogenetics NV and Becton, Dickinson and Company/HandyLab, Inc.), neither the aggregate consideration as a multiple of LTM of sales nor the premia was available. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Public Companies/ Selected Transactions					The Company/ Proposed Transaction
	Range	Mean		Median		Offer Price $5.00
Aggregate consideration as a multiple of LTM Sales	1.8x – 12.1x	4.0	x	3.0	x	5.8	x
1 Day Premium	1.6% – 73.3%	47.7%		52.0%		35.9%
4 Week Premium	1.7% –146.4%	72.0%		66.4%		42.5%

The analysis was undertaken to indicate how the aggregate consideration as a multiple of last twelve months of sales for the selected target companies and the price premia paid per share relative to the market closing price of the target companies on the day prior to the announcement of the transactions and the market closing price of the target companies four weeks prior to the announcement of the transactions compared with the same metrics for the proposed transaction between the Company and General Electric.

Premia Paid Analysis. Goldman Sachs also calculated the median price premia paid per share relative to the market closing price of target companies on the day prior to announcement and four weeks prior to announcement of transactions for announced and completed cash transactions involving target companies in the United States in all industries since 2007 where majority ownership was acquired with transaction enterprise values of $400 million to $1 billion, using publicly available historical data.

The following table presents the results of this analysis:

Period	One Day Premium	Four Week Premium
Selected Transactions
2007	27.3%	20.0%
2008	25.9%	31.0%
2009	36.4%	38.2%
2010	30.7%	39.4%
Proposed Transaction	35.9%	42.5%

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Financial Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company, including the net present value of future estimated net operating loss carry forwards, for the years 2011 through 2015, which were then discounted to December 31, 2010 using mid-year convention and illustrative discount rates ranging from 11.0% to 14.0%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs calculated terminal value indications in the year 2015 based on multiples ranging from 7.5x 2015 EBITDA to 11.5x 2015 EBITDA. Goldman Sachs selected terminal LTM EBITDA multiples ranging from 7.5x to 11.5x based on its professional judgment and experience taking into account LTM EBITDA multiples of the companies identified above under “Opinion of Goldman Sachs — Selected Public Company Analysis”. The terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 11.0% to 14.0%, reflecting estimates of the Company’s weighted average cost of capital. Weighted average cost of capital was derived by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the Company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs utilized the capital asset pricing model to estimate the Company’s weighted average cost of capital because, in Goldman Sachs’ professional judgment, it is the most appropriate method available to estimate cost of capital for purposes of valuing companies operating in regions with active and liquid capital markets.

In conducting its illustrative discounted cash flow analysis, Goldman Sachs (i) calculated unlevered free cash flow, which is the Company’s EBITDA, minus taxes (calculated by multiplying the tax rate contained in the Financial Forecasts by the Company’s projected EBIT and taking into account available net operating loss carry forwards, as set forth in the Company’s public filings), minus its projected capital expenditures and minus the projected increase in net working capital, using the Financial Forecasts and (ii) treated stock based compensation expense as a cash expense for purposes of determining unlevered free cash flow. Goldman Sachs also assumed net debt based on the estimated December 31, 2010 figures in the Financial Forecasts.

This analysis resulted in a range of implied present values of $3.91 to $6.24 per Common Share.

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of such shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, General Electric, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transactions was determined through arms’-length negotiations between the Company and General Electric and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, General Electric, any of their respective affiliates and third parties, including Safeguard, a significant stockholder of the Company, and its affiliates and portfolio companies and affiliates of Oak Management Corporation, an affiliate of a significant stockholder of the Company (“Oak Management”), or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Goldman Sachs has provided certain investment banking services to Oak Management and its affiliates from time to time. During the two year period ended October 22, 2010, Goldman Sachs has not been engaged by the Company (other than in connection with the transactions contemplated by the Merger Agreement), Oak or Safeguard to provide investment banking services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs has also provided certain investment banking services to General Electric and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received customary compensation, and may receive compensation, including having acted as General Electric’s financial advisor in the acquisition of Vital Signs, Inc., which closed in October 2008; as joint bookrunning manager with respect to an offering of 547,825,000 shares of General Electric’s common stock and $3 billion of General Electric’s preferred stock in October 2008; as joint bookrunning manager with respect to a public offering by GE Capital Corporation, a subsidiary of General Electric, of medium term notes (aggregate principal amount of

$6.5 billion) in December 2008; as joint bookrunning manager in a public offer by GE Capital Corporation to exchange subordinated debentures for trust securities (aggregate principal amount of $7.7 billion) in February 2010; and as joint bookrunning manager with respect to a public offering by NBC Universal, Inc., a subsidiary of General Electric, of senior unsecured notes (aggregate principal amount of $5.1 billion) in September 2010. Goldman Sachs may also in the future provide investment banking services to the Company, General Electric, Oak Management and their respective affiliates and Safeguard Scientifics and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Oak Management, GE Capital Corporation and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Oak Management and GE Capital Corporation from time to time and may do so in the future.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated July 1, 2010, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $9 million, $250,000 of which was payable upon execution of the Merger Agreement and the remainder of which is contingent upon consummation of the transactions contemplated by the Merger Agreement. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 8.	Additional Information.

The disclosures in the Schedule 14D-9 appearing in Item 8 under the headings “Litigation” and “Top-Up Option” are amended and restated in their entirety to read as follows:

Litigation.

Following announcement of the Merger Agreement on October 22, 2010, several lawsuits were filed by plaintiffs who allegedly hold Common Shares, suing on behalf of themselves and on behalf of an alleged class of the Company’s public stockholders. Seven suits have been filed in the Superior Court of California, County of Orange: on October 25, 2010 a suit was filed by plaintiff Herbert Silverberg (“Silverberg Complaint”) naming the Company, each member of the Company Board, Safeguard, Oak and Purchaser; on October 26, 2010 a suit was filed by plaintiff Southwest Ohio Regional Council of Carpenters Pension Plan (“Southwest Ohio Complaint”) naming the Company, each member of the Company Board, Purchaser, General Electric and 25 unidentified “Does”; and on October 28, 2010 three suits were filed: by plaintiff Dolph Haege naming the Company, each member of the Company Board, Purchaser and General Electric, by plaintiff Michael Sassone (“Sassone Complaint”) naming the same defendants as the Southwest Ohio Complaint and by Frank Sigl (“Sigl Complaint”) also naming the same defendants as the Southwest Ohio Complaint. Two suits were filed on October 29, 2010, by plaintiff Benjamin Greenblatt (“Greenblatt Complaint”) naming the Company and each member of the Company Board and by plaintiff Babak Sohrabian (“Sohrabian Complaint”) naming the Company and each member of the Company Board. All seven California complaints were consolidated on November 17, 2010 (“Consolidated California Action”).

In addition, three suits were filed in Delaware Court of Chancery: one on October 27, 2010 by plaintiff Bette Kurzweil (“Kurzweil Complaint”) naming the Company, each member of the Company Board, General Electric, GE Healthcare, and Purchaser; the second on November 2, 2010 by Herbert Silverberg (“Silverberg Delaware Complaint”), who also filed the Silverberg Complaint in California, naming the Company, each member of the Company Board, Safeguard Delaware, Oak and Purchaser; and the third on November 9, 2010 by David and Diane Hill (“Hill Complaint”), naming the Company, each member of the Company Board, General Electric, Safeguard, Oak and Purchaser. The Kurzweil Complaint and the Silverberg Delaware Complaint were consolidated on November 5, 2010. A consolidated amended complaint was filed on November 11, 2010 naming the Company, each member of the Company Board, General Electric, Safeguard, Oak and Purchaser. The Delaware Court of Chancery amended the consolidation order to add the Hill Complaint on November 23, 2010 (“Consolidated Delaware Action”).

Plaintiffs in each case allege that members of the Company Board breached their fiduciary duties to the Company’s stockholders, and that the Merger Agreement between the Company and General Electric involves an unfair price, an inadequate sales process, unreasonable deal protection devices, and that defendants agreed to the Merger to benefit themselves personally. The Silverberg Complaints also allege that Safeguard and Oak together control the Company and breached fiduciary duties allegedly owed by controlling stockholders to the Company’s stockholders, and that Safeguard and Oak have conflicts of interests with respect to the sale of the Company. In addition, in each case, the plaintiffs allege that the Company aided and abetted the alleged breach of fiduciary duty by the other defendants. Either General Electric, GE Healthcare, and/or Purchaser are named as defendants and alleged to have aided and abetted the alleged breach of fiduciary duty by the other defendants in each case with the exception of the Greenblatt Complaint and the Sohrabian Complaint.

The complaints seek to enjoin the transaction or in the alternative award the respective plaintiffs and alleged class damages plus pre- and post-judgment interest, as well as other unspecified attorney’s and other fees and costs, and other relief. The Southwest Ohio Complaint, Sassone Complaint, and Sigl Complaint also seek to impose a constructive trust in favor of plaintiff and the alleged class upon any benefits improperly received by defendants.

On December 3, 2010, the parties to the Consolidated California Action and the Consolidated Delaware Action entered into a Memorandum of Understanding to settle all claims asserted therein. In connection with this agreement, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures in addition to certain other terms to be agreed upon by the parties. The settlement is subject to, among other things, confirmatory discovery, the execution of one or more stipulations of settlement and court approval. Subject to further definitive documentation and upon court approval, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the Offer, the Merger and the transactions contemplated by the Merger Agreement. The settlement, including the payment by the Company or any successor thereto of attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under applicable law. In the event that the settlement is not approved and such conditions are not satisfied, the Company will continue to vigorously defend both the Consolidated California Action and the Consolidated Delaware Action.

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding, which is included as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference.

Top-Up Option.

Subject to the terms of the Merger Agreement, Clarient has granted to Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from Clarient an aggregate number of Common Shares equal to the lowest number of Common Shares that, when added to the number of Common Shares owned by General Electric, Purchaser or their respective affiliates at the time of such exercise, shall constitute one share more than ninety percent (90%) of the total Common Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares).

The Top-Up Option is not exercisable unless, immediately after such exercise, General Electric, Purchaser and their respective affiliates would hold, in the aggregate, at least 90% of the then-outstanding Common Shares and 90% of the then-outstanding Preferred Shares, if any. The number of Common Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Common Shares that Clarient is authorized to issue under its Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of Clarient to issue such Common Shares is subject to compliance with all applicable regulatory and stock exchange requirements. As of November 2, 2010, there were a total of 150,000,000 authorized Common Shares under Clarient’s Certificate of Incorporation, 88,698,791 Common Shares issued and outstanding, and 37,321,689 Common Shares reserved for issuance upon conversion of Preferred Shares, exercise of Warrants and Options, or pursuant to Company Stock Plans and other contractual commitments. As a result, as of November 2, 2010, the maximum number of Common Shares that could be issued under the Top-Up Option was 23,979,520 Common Shares. Based on the number of Common Shares and Preferred Shares outstanding as of November 2, 2010, General Electric, Purchaser and their respective affiliates would need to acquire approximately 87.8% of the outstanding Common Shares assuming conversion of all outstanding Preferred Shares into Common Shares in order to exercise the Top-Up Option. Of the outstanding Common Shares needed to be obtained in order to exercise the Top-Up Option, approximately 47% have already been committed to be tendered to the Purchaser by the Supporting Stockholders. The remaining number of outstanding Common Shares that must be tendered by stockholders other than the Supporting Stockholders in order for Purchaser to exercise the Top-Up Option represents a majority of the shares of outstanding Common Stock not held or controlled by the Supporting Stockholders.

The Top-Up Option may be exercised by General Electric or Purchaser, in whole or in part, at any time at or after the Completion of the Offer, and no exercise of the Top-Up Option shall be effective prior to the Completion of the Offer. The aggregate purchase price payable for the Common Shares being purchased by General Electric or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Common Shares by the Common Offer Price. Such purchase price may be paid by General Electric or Purchaser, at its election, by delivery of either cash for the full purchase price of the Top-Up Option Shares or cash in an amount equal to at least the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to such full purchase price, or by any combination of the foregoing. Any such promissory note shall bear interest at the rate of 6% per annum and shall be due 60 Business Days after the purchase of the Top-Up Option Shares. The Top-Up Option is intended to expedite the timing of the Completion of the Merger by permitting General Electric and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at either a meeting of Clarient’s stockholders, or an action by written consent, would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as is required to complete the Merger.

Section 14(f) Information Statement.

The disclosures in the Schedule 14D-9 appearing in the second paragraph of Annex I are amended to change the words “The initial expiration date of the Offer is midnight, New York City time, on Monday, December 6, 2010” to read as follows: “The initial expiration date of the Offer is midnight, New York City time, on Thursday, December 16, 2010”.

In addition, the disclosures in the Schedule 14D-9 appearing Annex I under the heading “CERTAIN INFORMATION CONCERNING THE COMPANY — Ownership of Company Common Stock by Certain Beneficial Owners” are amended to change the number “25.83%” to “27.96%”.

Item 9.	Exhibits.

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(2)(G)	Press Release, dated December 3, 2010, issued by Clarient, Inc. (incorporated herein by reference to Exhibit 99.2 to Clarient, Inc.’s Current Report on Form 8-K dated December 3, 2010).

(a)(2)(H)	Press Release, dated December 3, 2010, issued by General Electric Company (incorporated herein by reference to Exhibit (a)(5)(g) to the Schedule TO, filed by Crane Merger Sub, Inc. with the SEC on December 3, 2010).

(e)(16)	Memorandum of Understanding dated December 3, 2010 (incorporated herein by reference to Exhibit 99.1 to Clarient, Inc.’s Current Report on Form 8-K dated December 3, 2010).

(e)(17)	Amendment to Agreement and Plan of Merger, dated as of December 3, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc. (incorporated herein by reference to Exhibit 2.1 to Clarient, Inc.’s Current Report on Form 8-K dated December 3, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLARIENT, INC.

By:	/S/ RONALD A. ANDREWS
Name:	Ronald A. Andrews
Title:	Chief Executive Officer

Dated: December 3, 2010